SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. )

Teekay Tankers Ltd.
(Name of Issuer)

Class A common stock, par value $0.01 per share
(Title of Class of Securities)

Y8565N102
(CUSIP Number)

February 21, 2008
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. Y8565N102	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
Sentry Select Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Province of Ontario, Canada
	5	SOLE VOTING POWER
NUMBER OF		1,391,000
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		1,391,000
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,391,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.6%
12	TYPE OF REPORTING PERSON*
CO

CUSIP No. Y8565N102	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
John Fenbar Driscoll
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
	5	SOLE VOTING POWER
NUMBER OF		1,391,000
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		1,391,000
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,391,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.6%
12	TYPE OF REPORTING PERSON*
IN

CUSIP No. Y8565N102	13G	Page 4 of 7 Pages

Item 1    (a).   Name of Issuer:

Teekay Tankers Ltd.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

Item 2	(a).	Name of Person Filing:

i)	Sentry Select Capital Corp.

ii)	John Fenbar Driscoll

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The Exchange Tower

130 King Street West, Suite 2850

Toronto, ON M5X 1A4

Canada

Item 2	(c).	Citizenship:

i)	Province of Ontario, Canada

ii)	Canada

Item 2	(d).	Title of Class of Securities:

Class A common stock, par value $0.01 per share

Item 2	(e).	CUSIP Number:

Y8565N102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment Company registered under Section 8 of the Investment Company Act;

(e)	☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

CUSIP No. Y8565N102	13G	Page 5 of 7 Pages

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)	Amount beneficially owned:

1,391,000 shares of Class A common stock, par value $0.01 per share, are beneficially owned by Sentry Select Capital Corp. Sentry Select Capital Corp. is controlled by John Fenbar Driscoll, its President, Chief Executive Officer and Chairman, and members of his family

(b)	Percent of class:

5.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote – 1,391,000

(ii)	Shared power to vote or to direct the vote – N/A

(iii)	Sole power to dispose or to direct the disposition of – 1,391,000

(iv)	Shared power to dispose or to direct the disposition of – N/A

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. Y8565N102	13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2008

Sentry Select Capital Corp. By: /s/ John F. Driscoll	/s/ John Fenbar Driscoll
John F. Driscoll, President, Chief Executive Officer and Chairman	John Fenbar Driscoll

CUSIP No. Y8565N102	13G	Page 7 of 7 Pages

AGREEMENT OF JOINT FILING

Teekay Tankers Ltd.

Class A common stock, par value $0.01 per share

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a Statement on Schedule 13G, and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this March 27, 2008

Sentry Select Capital Corp. By: s/ John F. Driscoll	/s/ John Fenbar Driscoll
John F. Driscoll, President, Chief Executive Officer and Chairman	John Fenbar Driscoll